MADSEN & ASSOCIATES CPA’S, INC.

684 EAST VINE STREET #3

MURRAY, UT 84107

March 10, 2011United States Securities and Exchange Commission450 Fifth Street, N. W.Washington D.C. 20549Re:     Blugrass Energy Inc.Dear Sirs/Madams:The undersigned Madsen & Associates CPA’s, Inc. previously acted as independent accountants to audit the financial statements of Blugrass Energy Inc. (the Company). We are no longer acting as independent accountants to the Company.This letter will confirm that we have read Blugrass Inc.’s statements included under Item 4.01 of its Form 8-K/A dated on or about March 10, 2011, and we agree with such statements as they relate to us.We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.Very truly,

/s/ Madsen & Associates CPA’s, Inc.

Madsen & Associates CPA’s, Inc.